SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2025

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 19, 2025 “CHANGE TO BOARD COMMITTEE”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 19, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”, the “Company” or the “Group”)

CHANGE TO BOARD COMMITTEE

In compliance with paragraph 3.59(c) of the JSE Limited Listings Requirements (“Listings Requirements”), the board of directors of the Company (“Board”) hereby advises DRDGOLD shareholders that, pursuant to Sibanye Stillwater Limited’s decision to retain Mr Andrew Brady as a consultant for a six-month period effective 1 July 2025 (“External Appointment”), the Board has resolved with immediate effect that for the duration of Mr Brady’s External Appointment, he will not be classified as an independent member of the Board. Accordingly, he has stepped down as a member of the Audit Committee.

Notwithstanding the above change to the Audit Committee, the Company confirms that the composition of the Audit Committee remains compliant with the requirements of both the Companies Act, No. 71 of 2008 and the Listings Requirements, as well as the recommendations of the King IV Report on Corporate Governance for South Africa, 2016.

Mr Brady will continue to serve on the Company’s Risk Committee and Investment Committee.

Johannesburg
19 August 2025

Sponsor
One Capital